===============================================================================
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                             ----------------------


                        Commission file number: 1-14315


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCI 401(k) PROFIT SHARING PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                     NCI BUILDING SYSTEMS, INC.
                                     7301 FAIRVIEW
                                     HOUSTON, TEXAS  77041

===============================================================================
===============================================================================

                         NCI 401(K) PROFIT SHARING PLAN


                               Table of Contents


         Independent Auditors' Report.............................................................................1

         Statement of Net Assets Available for Benefits...........................................................2

         Statement of Changes in Net Assets Available for Benefits..............................................3-4

         Notes to Financial Statements..........................................................................5-8

         Supplemental Schedules:..................................................................................9

                  Schedule of Assets Held for Investment Purposes................................................10

                  Schedule of Reportable Transactions............................................................11

                          INDEPENDENT AUDITORS' REPORT


Board of Trustees
NCI 401(k) Profit Sharing Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of NCI 401(k) Profit Sharing Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedules of (1) Assets Held for Investment Purposes and (2) Reportable Transactions are presented to comply with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the same auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                        /s/ KOLKHORST & KOLKHORST
                                        Kolkhorst & Kolkhorst



Houston, Texas
June 21, 1999

                         NCI 401(K) PROFIT SHARING PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1998 and 1997


                                     ASSETS

                                                                        December 31,
                                                                ---------------------------
                                                                    1998           1997
                                                                -----------     -----------

 INVESTMENTS - at fair value
    American Express Trust Income Fund II                       $ 1,664,922     $        --
    IDS Bond Fund                                                   880,890              --
    Founders Balanced Fund                                        1,415,043              --
    IDS Blue Chip Advantage Fund                                    337,139              --
    Janus Worldwide Fund                                            338,331              --
    Neuberger & Berman Partners Trust                               243,128              --
    Baron Asset Fund                                                385,762              --
    IDS Growth Fund                                               3,296,957              --
    NCI Common Stock Fund                                        21,061,732      12,249,232
    Loan Fund                                                     1,250,286              --
    Nationsbank Stable Capital Fund                                      --       1,058,172
    Nations Balanced Assets Fund                                         --       1,404,714
    Nations Capital Growth Fund                                          --       2,931,868
    Nations Strategic Fixed Income Fund                                  --         694,021
                                                                -----------     -----------
                                                                 30,874,190      18,338,007

 CONTRIBUTIONS RECEIVABLE                                                --              --

 CASH AND CASH EQUIVALENTS                                          205,918          83,549
                                                                -----------     -----------

 TOTAL ASSETS                                                    31,080,108      18,421,556

 LIABILITIES
    Accounts payable                                                     --              --
                                                                -----------     -----------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS                         $31,080,108     $18,421,556
                                                                ===========     ===========




               See independent auditors' report and accompanying notes to the financial statements.

                         NCI 401(k) PROFIT SHARING PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 1998



                                                                          Participant Directed
                                             ---------------------------------------------------------------------------------
                                             Nationsbank    Nations       Nations          Nations         NCI
                                               Stable       Balanced   Capital Growth  Strategic Fixed    Common
                                                Fund         Assets         Fund         Income Fund    Stock Fund     Other
                                             -----------   ----------- --------------  --------------   -----------   --------
ADDITIONS TO NET ASSETS
 Contributions
   Employer                                  $         0   $         0   $         0     $       0      $         0   $      0
   Participant                                         0             0             0             0           14,991          0
   Rollovers                                           0             0             0             0                0          0
                                             -----------   -----------   -----------     ---------      -----------   --------
      Total contributions                              0             0             0             0           14,991          0

 Interest and dividend income                          0             0             0         3,324                0        341
 Net unrealized appreciation (depreciation)
   of investments and net realized gain on
   sale of investments                             5,634         3,968        74,322         3,449          (61,551)         0
                                             -----------   -----------   -----------     ---------      -----------   --------
     Total earnings                                5,634         3,968        74,322         6,774          (61,551)       341
                                             -----------   -----------   -----------     ---------      -----------   --------

         TOTAL ADDITIONS                           5,634         3,968        74,322         6,774          (46,560)       341

 DEDUCTIONS FROM NET ASSETS
 Benefits paid to terminated participants              0             0             0             0          (14,465)         0
 Administrative/other expenses                         0             0             0             0                0    (11,147)
                                             -----------   -----------   -----------     ---------      -----------   --------

         TOTAL DEDUCTIONS                              0             0             0             0          (14,465)   (11,147)

 NET INTERFUND TRANSFERS                               0             0             0             0                0          0

 Loan activity
   Loan withdrawals                                    0             0             0             0                0          0
   Loan repayments                                     0             0             0             0                0          0
   Forfeiture activity                                 0             0             0             0                0          0
                                             -----------   -----------   -----------     ---------      -----------   --------
     Total loan activity                               0             0             0             0                0          0
                                             -----------   -----------   -----------     ---------      -----------   --------

 NET INCREASE/(DECREASE)                           5,634         3,968        74,322         6,774          (61,025)   (10,806)

 NET ASSETS AVAILABLE FOR
   BENEFITS
     Beginning of year                         1,058,172     1,404,714     2,931,868       694,021        4,532,770     83,549

     Converted from NationsBank               (1,063,806)   (1,408,682)   (3,006,190)     (700,795)      (4,471,745)   (72,743)
                                             -----------   -----------   -----------     ---------      -----------   --------
     End of year                             $         0   $         0   $         0     $      (0)     $         0   $      0
                                             ===========   ===========   ===========     =========      ===========   ========


                                                  Non-
                                               Participant
                                                Directed
                                               -----------
                                                  NCI
                                                 Common
                                               Stock Fund       Total
                                               ----------   -----------
ADDITIONS TO NET ASSETS
 Contributions
   Employer                                    $        0   $         0
   Participant                                          0        14,991
   Rollovers                                            0             0
                                               ----------   -----------
      Total contributions                               0        14,991

 Interest and dividend income                           0         3,665
 Net unrealized appreciation (depreciation)
   of investments and net realized gain on
   sale of investments                                  0        25,822
                                               ----------   -----------
     Total earnings                                     0        29,488
                                               ----------   -----------

         TOTAL ADDITIONS                                0        44,479

 DEDUCTIONS FROM NET ASSETS
 Benefits paid to terminated participants               0       (14,465)
 Administrative/other expenses                          0       (11,147)
                                               ----------   -----------

         TOTAL DEDUCTIONS                               0       (25,612)

 NET INTERFUND TRANSFERS                                0             0

 Loan activity
   Loan withdrawals                                     0             0
   Loan repayments                                      0             0
   Forfeiture activity                                  0             0
                                               ----------   -----------
     Total loan activity                                0             0
                                               ----------   -----------

 NET INCREASE/(DECREASE)                                0        18,867

 NET ASSETS AVAILABLE FOR
   BENEFITS
     Beginning of year                          7,716,462    18,421,556

     Converted from NationsBank                (7,716,462)  (18,440,423)
                                               ----------   -----------
     End of year                               $        0   $        (0)
                                               ==========   ===========




                        See independent auditors' report and accompanying notes to the financial statements.


                                                                                                                Participant Directed
                                             ---------------------------------------------------------------------------------------
                                             American Express    IDS         Founders      IDS Blue         Janus   Neuberger&Berman
                                              Trust Income       Bond        Balanced    Chip Advantage   Worldwide     Partners
                                                 Fund II         Fund          Fund          Fund            Fund         Trust
                                             -------------     ---------   -----------   --------------   --------- ----------------
ADDITIONS TO NET ASSETS
 Contributions
   Employer                                    $         0     $       0   $         0     $       0     $       0     $       0
   Participant                                     509,209       185,822       327,508        69,528        65,081        62,916
   Rollovers                                        12,044        15,494        13,148        21,811        20,173         5,558
                                              ------------     ---------   -----------     ---------     ---------     ---------
      Total contributions                          521,253       201,316       340,656        91,339        85,254        68,474

 Interest and dividend income                            0        53,699        79,684         6,013         1,376         6,011
 Net unrealized appreciation (depreciation)
   of investments and net realized gain on
   sale of investments                              70,877       (21,094)       39,625        24,216         8,609       (15,108)
                                              ------------     ---------   -----------     ---------     ---------     ---------
     Total earnings                                 70,877        32,605       119,309        30,229         9,985        (9,098)
                                              ------------     ---------   -----------     ---------     ---------     ---------

         TOTAL ADDITIONS                           592,130       233,921       459,965       121,568        95,239        59,376

 DEDUCTIONS FROM NET ASSETS
 Benefits paid to terminated participants         (127,249)      (26,943)      (65,924)       (1,657)       (8,506)      (15,062)
 Administrative/other expenses                     (65,370)            0             0             0             0             0
                                              ------------     ---------   -----------     ---------     ---------     ---------

         TOTAL DEDUCTIONS                         (192,620)      (26,943)      (65,924)       (1,657)       (8,506)      (15,062)

 NET INTERFUND TRANSFERS                            49,174        68,985      (327,907)      217,626       257,038       204,741

 Loan activity
   Loan withdrawals                               (147,600)     (110,538)      (73,497)       (4,453)      (10,661)       (8,264)
   Loan repayments                                  25,565        14,670        13,724         4,054         5,221         2,337
   Forfeiture activity                             201,722             0             0             0             0             0
                                              ------------     ---------   -----------     ---------     ---------     ---------
     Total loan activity                            79,687       (95,868)      (59,773)         (399)       (5,440)       (5,927)
                                              ------------     ---------   -----------     ---------     ---------     ---------

 NET INCREASE/(DECREASE)                           528,372       180,094         6,361       337,139       338,330       243,129

 NET ASSETS AVAILABLE FOR
   BENEFITS
     Beginning of year                                   0             0             0             0             0             0

     Converted from NationsBank                  1,136,550       700,795     1,408,682             0             0             0
                                              ------------     ---------   -----------     ---------     ---------     ---------
     End of year                              $  1,664,922     $ 880,889   $ 1,415,043     $ 337,139     $ 338,330     $ 243,129
                                              ============     =========   ===========     =========     =========     =========


                                                                                                    Non-Participant
                                                                                                        Directed
                                            -----------------------------------------------------------------------
                                             Baron       IDS         Money                    NCI          NCI
                                             Asset      Growth       Market      Loan       Common       Common
                                              Fund       Fund         Fund       Fund     Stock Fund    Stock Fund       Total
                                            --------  ----------   --------  -----------  -----------   ------------  ------------
ADDITIONS TO NET ASSETS
 Contributions
   Employer                                 $      0  $        0   $      0  $         0  $         0   $  2,427,687  $  2,427,687
   Participant                                84,178     689,690          0            0    1,029,992              0     3,038,914
   Rollovers                                   2,848      12,871          0            0       32,271              0       136,217
                                            --------  ----------   --------  -----------  -----------   ------------  ------------
      Total contributions                     87,026     702,561          0            0    1,062,263      2,427,687     5,602,819

 Interest and dividend income                    318     143,660     17,200            0            0              0       311,626
 Net unrealized appreciation (depreciation)
   of investments and net realized gain on
   sale of investments                          (268)    438,850      2,181            0    2,633,676      4,482,436     7,689,822
                                            --------  ----------   --------  -----------  -----------   ------------  ------------
     Total earnings                               50     582,510     19,381            0    2,633,676      4,482,436     8,001,448
                                            --------  ----------   --------  -----------  -----------   ------------  ------------

         TOTAL ADDITIONS                      87,076   1,285,071     19,381            0    3,695,939      6,910,123    13,604,267

 DEDUCTIONS FROM NET ASSETS
 Benefits paid to terminated participants     (7,269)   (104,924)         0      (65,000)    (180,597)      (307,443)     (925,040)
 Administrative/other expenses                     0           0          0            0            0              0       (76,517)
                                            --------  ----------   --------  -----------  -----------   ------------  ------------

         TOTAL DEDUCTIONS                     (7,269)   (104,924)         0      (65,000)    (180,597)      (307,443)   (1,001,557)

 NET INTERFUND TRANSFERS                     312,168    (668,746)   186,538            0     (110,872)      (188,746)           (0)

 Loan activity
   Loan withdrawals                          (10,970)   (257,498)         0    1,478,933     (316,557)      (538,897)           (0)
   Loan repayments                             4,758      36,864          0     (163,647)      41,555         70,742        55,843
   Forfeiture activity                             0           0          0            0      (74,646)      (127,076)           (0)
                                            --------  ----------   --------  -----------  -----------   ------------  ------------
     Total loan activity                      (6,212)   (220,634)         0    1,315,286     (349,648)      (595,231)       55,843
                                            --------  ----------   --------  -----------  -----------   ------------  ------------

 NET INCREASE/(DECREASE)                     385,762     290,767    205,919    1,250,286    3,054,822      5,818,703    12,658,552

 NET ASSETS AVAILABLE FOR
   BENEFITS
     Beginning of year                             0           0          0            0            0              0    18,421,556

     Converted from NationsBank                    0   3,006,190          0            0    4,510,188      7,678,018             0
                                            --------  ----------   --------  -----------  -----------   ------------  ------------
     End of year                            $385,762  $3,296,957   $205,919  $ 1,250,286  $ 7,565,009   $ 13,496,722  $ 31,080,108
                                            ========  ==========   ========  ===========  ===========   ============  ============

                         NCI 401(k) PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


NOTE A - DESCRIPTION OF PLAN

The following description of the NCI 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of NCI Building Systems, Inc. and its affiliates (Company) who have completed one year of service, six months of service effective in 1999, and have attained the age of
18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent related amendments and revisions. Effective for 1998, the Plan changed plan trustee from NationsBank, N.A. to American Express Trust Company.

Allocation Provision

Qualified participants may elect to defer a percent of their salary at each pay period. The amount of deferral may not exceed 15% of compensation for the plan year and must equal at least 1% of compensation. Elective deferrals may not exceed the amount determined by the IRS for the plan year.

Participants may direct that their contributions be invested in any of the Plan investment options.

Contributions

The Plan provides for a matching contribution on an equal basis to all participants, with a maximum Company contribution. For the years ended December 31, 1998 and 1997, the Company made a matching contribution equal to 100 percent of the participant's contribution, up to 6 percent of the participant's eligible compensation. The employer contribution totaled $2,427,687 and $1,959,813 for the years ended December 31, 1998 and 1997, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, if any, (b) Plan earnings, and
(c) forfeitures of terminated participants' nonvested accounts in excess of expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                         NCI 401(k) PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the remainder of their accounts, as of 1999, is based on years of continuous service as follows:


           Years of Service                                 Vested Percentage
---------------------------------------                 -----------------------
  Less than one year                                               0%
  One year                                                        10%
  Two years                                                       20%
  Three years                                                     30%
  Four years                                                      40%
  Five years                                                      60%
  Six years                                                       80%
  Seven or more years                                            100%

Expenses

The Company has paid a premium to acquire a $10,000,000 fidelity bond and also incurs expenses for administration, audit and tax return preparation for the Plan. The Plan may reimburse the Company for these expenses through the allocation of forfeitures.

Payment of Benefits

Subsequent to termination of service, a participant may request to receive payment either in a lump sum amount equal to the value of his or her vested account balance or to continue in the trust in such a manner as though the employee had not terminated his eligibility if the participant's account balance is greater than $5,000.

Disposition of Forfeitures

The Plan stipulates that forfeitures are first used to reduce the Plan's normal administrative fees, and then should be treated as additional discretionary matching contributions for the plan year in which the forfeitures occur.

Investment Options

The Plan offers nine investment options in which the employees may elect to participate. Eight of the options are mutual funds, and the ninth option is the NCI Company Stock Fund. The Company's matching contribution is made in Company stock.

                         NCI 401(k) PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


NOTE B - SUMMARY OF ACCOUNTING POLICIES

Plan assets are stated at fair market value. If available, quoted market prices are used to value investments.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - INVESTMENTS

The Plan's investments are held by a financial services company-administered trust fund. The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Investments at fair value as determined by quoted market price:

                                                       December 31,
                                                     --------------------------
                                                          1998           1997
                                                     -----------    -----------
     American Express Trust Income Fund II           $ 1,664,922    $        --
     IDS Bond Fund                                       880,890             --
     Founders Balanced Fund                            1,415,043             --
     IDS Blue Chip Advantage Fund                        337,139             --
     Janus Worldwide Fund                                338,331             --
     Neuberger & Berman Partners Trust                   243,128             --
     Baron Asset Fund                                    385,762             --
     IDS Growth Fund                                   3,296,957             --
     NCI Common Stock Fund                            21,061,732     12,249,232
     Money Market Fund                                   205,918             --
     Loan Fund                                         1,250,286             --
     Nationsbank Stable Capital Fund                          --      1,058,172
     Nations Balanced Assets Fund                             --      1,404,714
     Nations Strategic Fixed Income Fund                      --        694,021
     Nations Capital Growth Fund                              --      2,931,868
                                                     -----------    -----------
                                                     $31,080,108    $18,338,007
                                                     ===========    ===========

                         NCI 401(k) PROFIT SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998


NOTE D - PLAN TERMINATION

Although the Company has expressed no such intention, the Plan can be terminated at the Company's election. In the event of Plan termination, all Plan benefits would become 100 percent vested and payable to the participants.

NOTE E - TAX STATUS

The Plan obtained its latest determination letter on December 28, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

                             SUPPLEMENTAL SCHEDULES

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                               December 31, 1998



Item 27a - Schedule of Assets Held for Investments Purposes for the Year Ended December 31, 1998



(a)                  (b)                                            (c)                             (d)                  (e)
------------------------------------------------------------------------------------------------------------------------------------
             Identity of Issue                                Description of                       Cost                Current
             Borrower, Lessor,                        Including Maturity date, Rate                                     Value
              or Similar Party                         of Interest, Collateral, Par
                                                            or Maturity Value
------------------------------------------------------------------------------------------------------------------------------------

    American Express Trust Income Fund II                      Mutual Fund                     $ 1,612,610           $ 1,664,922
               IDS Bond Fund                                   Mutual Fund                         897,147               880,890
           Founders Balanced Fund                              Mutual Fund                       1,383,469             1,415,043
        IDS Blue Chip Advantage Fund                           Mutual Fund                         315,657               337,139
            Janus Worldwide Fund                               Mutual Fund                         325,273               338,331
     Neuberger & Berman Partners Trust                         Mutual Fund                         252,327               243,128
              Baron Asset Fund                                 Mutual Fund                         382,405               385,762
              IDS Growth Fund                                  Mutual Fund                       2,949,739             3,296,957
                 Loan Fund                                     Mutual Fund                       1,250,286             1,250,286
           NCI Common Stock Fund                      Qualified Employer Securities             14,209,400            21,061,732

                         NCI 401(k) PROFIT SHARING PLAN
                              FINANCIAL STATEMENTS
                          Year ended December 31, 1998


Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1998


      (a)                         (b)                             (c)        (d)        (e)            (f)              (g)
   Identity                   Description                      Purchase    Selling     Lease         Expense          Cost of
   of Party                    of Assets                         Price      Price     Expense       Incurred           Asset
   Involved


--------------------------------------------------------------------------------------------------------------------------------
                        Founders Balanced Fund                                                      $     -          $1,408,682
                            IDS Growth Fund                                                               -           3,006,190
                         NCI Common Stock Fund                                                            -           2,427,696
                 American Express Trust Income Fund II                                                    -           1,136,560
                               Loan Fund                                                                  -           1,707,706
                 American Express Trust Income Fund II                                                    -           3,230,938
               American Express Trust Money Market Fund                                                   -           6,948,930
                        Founders Balanced Fund                                                            -           2,319,444

                             IDS Bond Fund                                                                -           2,164,572

                            IDS Growth Fund                                                               -           4,965,564
                         NCI Common Stock Fund                                                        1,069           3,506,927

                     Nations Balanced Assets Fund                                                         -           1,479,918
                     Nations Balanced Assets Fund                                                         -           3,113,392

                    Nationsbank Stable Capital Fund                                                       -             973,059
                         NCI Common Stock Fund                                                            -           7,676,054
                 American Express Trust Income Fund II                                                    -           3,230,938
               American Express Trust Money Market Fund                                                   -           6,948,930


      (a)                         (b)                                   (h)                  (i)
   Identity                   Description                             Current              Net Gain
   of Party                    of Assets                              Value of              (Loss)
   Involved                                                          Assets on
                                                                    Transaction
                                                                        Date
----------------------------------------------------------------------------------------------------
                        Founders Balanced Fund                       $ 1,408,682          $        -
                            IDS Growth Fund                            3,006,190                   -
                         NCI Common Stock Fund                         2,427,696                   -
                 American Express Trust Income Fund II                 1,136,560                   -
                               Loan Fund                               1,707,706                   -
                 American Express Trust Income Fund II                 3,255,873              24,935
               American Express Trust Money Market Fund                6,948,930                   -
                        Founders Balanced Fund                         2,328,689               9,245

                             IDS Bond Fund                             2,159,167              (5,405)

                            IDS Growth Fund                            5,066,748             101,184
                         NCI Common Stock Fund                         4,024,913             517,986

                     Nations Balanced Assets Fund                      1,408,682             (71,236)
                     Nations Balanced Assets Fund                      3,006,190            (107,202)

                    Nationsbank Stable Capital Fund                    1,063,806              90,747
                         NCI Common Stock Fund                        12,188,207           4,512,153
                 American Express Trust Income Fund II                 3,255,873              24,935
               American Express Trust Money Market Fund                6,948,930                   -


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1998.

                                   SIGNATURES

             The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCI Building Systems Inc., as administrator for the NCI 401(k) Profit Sharing Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                        NCI BUILDING SYSTEMS INC.
                        (AS ADMINISTRATOR OF THE NCI 401(k) PROFIT SHARING PLAN)



DATE:  June 28, 1999    By: /s/ Robert J. Medlock
                            ------------------------------------------
                            Robert J. Medlock
                            Executive Vice President and Chief Financial Officer

                               INDEX TO EXHIBITS


             Exhibit                   Description of Exhibit
             -------                   ----------------------

             23.1                      Consent of Independent Auditors